

November 30, 2010

Mr. Melvin Gagerman
Chief Executive Officer
Aura Systems, Inc.
1310 E. Grand Ave.
El Segundo, CA 90245

  Re: **Aura Systems, Inc.**
    Form 10-K for the fiscal year ended February 28, 2010
    Filed June 15, 2010
    Form 10-Q for the quarterly period ended August 31, 2010
    File No. 000-17249

Dear Mr. Gagerman:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 28, 2010

1.   In future filings please include page numbers on your filed document.

2.   It appears some of your disclosure is identical to disclosure provided in previous filings. For example, we note:

-   The disclosure in the second paragraph in the "Mobile and Remote (not power grid connected) Power Industry" section in your Form 10-K that during 2010 you "plan to develop an AuraGen capable of generating 30kW and up to 100kW of power without the need of combining systems" is identical to disclosure in the second paragraph of that section in your Form 10-K for the previous fiscal year.

-   The disclosure in the "Marine" section in your Form 10-K that you are "currently pursuing the required boat related certifications from UL" is identical to the disclosure in that section of your Form 10-K for the previous fiscal year.

-   The disclosure in the "Mid-Size Refrigeration Trucks" section in your Form 10-K that "The Company has now sold over 100 systems for this application and is anticipating significant growth in this segment" is identical to the disclosure in that section of your Form 10-K for the previous fiscal year.

-   The disclosure in the second paragraph in the "Research and Development" section in your Form 10-K that "We expect a prototype 30kW system by the end of the current fiscal year" is identical to the disclosure in the same paragraph in that section of your Form 10-K for the previous fiscal year.

-   The disclosure in the tenth paragraph in the "Liquidity and Capital Resources" section in your Form 10-K that you "plan to introduce during the next twelve months 4kW, 12kW, 25kW and 50kW solutions" is identical to the disclosure in the ninth paragraph in that section of your Form 10-K for the previous fiscal year.

Please provide updated disclosure in future filings and advise us how you intend to address these repetitive disclosures.

Military, Homeland Security Administration and other Federal Agencies

3.   In future filings provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K. Also, in future filings add a risk factor concerning the regulation.

Facilities, Manufacturing Process and Suppliers

4.   In future filings clarify whether you have written agreements with your material suppliers and third party manufacturers, identify the material suppliers and manufacturers, and disclose the material terms of the agreements. Also, tell us where you have filed as exhibits your agreements with your material suppliers and manufacturers.

Sales of Unregistered Securities

5.   In future filings provide the disclosure required by Item 701 of Regulation S-K, such as the date you issued the securities. Also, briefly disclose the nature of the transaction, such as the type of services provided.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

6.   When drafting future "Overview" sections for your Management's Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:

- be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
- include economic or industry-wide factors relevant to the company;
- provide insight into the material opportunities, challenges and risks on which the company's executives are most focused and the actions the company's executives are taking to address those opportunities, challenges and risks; and
- address other issues mentioned in the Release.

We note, for example, the themes and matters discussed in the letter to shareholders filed as exhibit 9.2 to your Form 8-K filed on December 17, 2009.

7.   We refer to the paragraph that begins "Our current level of sales reflects our efforts to introduce a new product into the marketplace." Please clarify the nature of the new products and, with a view toward transparency, provide us with a copy of your proposed revised disclosure for future filings, including Forms 10-Q. Specifically, your response should address:

- Whether your current levels of sales are higher or lower than expected.
- Why and how your efforts to introduce a new product into the marketplace affect sales.
- What your efforts are to introduce a new product into the marketplace.
- When you expect the new product to achieve market acceptance.
- What dollar amount and percentage of sales is derived from new products.

Critical Accounting Policies and Estimates

Inventory Valuation and Classification

8.   We refer to your April 29, 2009 response to comment 1 to our February 23, 2009 comment letter where you represented that in future filings you would provide further clarification regarding the reasons for the increases and decreases in your inventory reserve, how the reserve is consistent with U.S. GAAP and the nature of the impaired inventory and related plans for disposition. Also, we refer to comment 30 in our February 23, 2009 letter regarding disclosing your scrapped inventory policy. Finally, we refer to your August 19, 2009 response to comments 3 and 4 to our July 24, 2009 comment letter where you indicated that in future filings you would provide substantial additional disclosures surrounding current and long-term inventory.

In light of your prior representations, please tell us why you did not provide the disclosures you assured us you would provide and how you intend to address our concerns. In your response, please provide a comprehensive draft disclosure that you intend to provide in future filings which addresses each of the following items. As appropriate, please include requested quantitative information in a tabular roll-forward format.

- Fully describe in detail the components of your current and non-current inventory. That is, show a breakdown of the different components such as ECUs, generators and mounting kits.
- Show us the aging of your inventory between the different components. Describe why long-term inventories are still realizable and tell us your

expected timeframe for utilization of that inventory. Tell us why you have not met the prior timeframe for utilization of three years.

- Provide a rollforward of long-term inventory. This rollforward should show the units and cost of the components as of each balance sheet date and the number of units and costs of inventory sold during the periods presented.
- Describe any accrued liabilities (on a per-unit and aggregate basis) you maintain as of each balance sheet date for upgrading each unit to a useable and salable state.
- Address how your inventories from prior years are still considered useful in light of the technological changes that have occurred in automotive designs. We note from prior responses that the majority of the generator and ECU inventory relates to 5 kw units. Describe to the reader how these parts can still be used on newer vehicles or converted to newer versions.
- Disclose how you determine the amount of current inventories and discuss why your estimate of the amount of inventories to be used within 12 months has not changed since at least February 28, 2008.
- Discuss the amount of "discount" on long-term inventory and describe what the discount represents.
- Disclose your accounting policy for scrapped inventory.

After we have reviewed your draft disclosure, we may have additional comments.

9. We see your disclosure in the last sentence of the last paragraph indicating existing long-term inventories "…can, and will, be sold in the future without significant costs to upgrade it to current models…" We also refer to your April 29, 2009 response to comment 12 in which you indicate the cost to upgrade each ECU unit is $168, or 30% of the $564 purchase price. Please reconcile these two statements and indicate why you believe the cost to upgrade is not significant. Please also tell your current cost to upgrade each unit. In future filings, please disclose the per-unit dollar amount of cost to upgrade and upgrade cost as a percentage of the original purchase price.

Fiscal 2010 compared to Fiscal 2009

Revenues

10. In future filings, including quarterly Form 10-Qs, please more fully describe the material factors and trends contributing to significant changes in sales. Generally, the discussion of revenues should describe the underlying business reasons for factors cited as responsible for material changes in revenues, such as changes arising from varying demand, changing prices, new or eliminated products, new or declining markets, variances in domestic compared to international sales, changing the nature or number of distribution channels and other significant

matters. Additionally, the discussion should also indicate whether any known factors or trends will impact future results. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cost of Goods

11.   In future filings, including quarterly Form 10-Qs, please more fully describe the material factors and trends contributing to significant changes in cost of goods. Specifically, we refer to your April 29, 2009 response to comment 30 to our February 23, 2009 comment letter where you represented that for the nine months ended November 30, 2008, you scrapped approximately $287,000 of inventory which was charged to cost of goods. In this regard, we also see that you reduced your reserve for inventory obsolescence by $213,367 during fiscal 2010. Please tell us why you did not include this discussion when describing material factors affecting cost of goods. Additionally, the discussion should also include the quantification of the impact of sales of previously impaired product as referenced in your August 19, 2009 response to comment 2 to our July 24, 2009 comment letter. Please also describe any known factors or trends that will impact future results.

Engineering, Research and Development

12.   We see the significance of increased salaries in your description for engineering, research and development. In future filings, including quarterly Form 10-Qs, please describe the underlying business reasons for the decrease or increase in headcount and quantify the number of positions eliminated or added. Also, clarify the expected impact on your business, such as whether and how the headcount change may impact planned engineering, research and development activities.   In general the discussion of results of operations should not only identify and quantify factors responsible for material changes in financial statement items, but also describe the underlying business reasons for the factors cited.

13.   As a related matter, we note the disclosure in the "Employees" section of this Form 10-K that you employed 61 persons as of May 17, 2010 and your disclosure in the same section of your previous Form 10-K that you employed 60 persons as of May 15, 2009. Please reconcile your description of increased engineering, research and development costs to the headcount disclosures.

Selling, General and Administrative Expense

14.   In future filings, including quarterly Form 10-Qs, please more fully describe the material factors contributing to significant changes in selling, general and administrative expense. Generally, the discussion of results of operations should not only identify and quantify factors responsible for material changes in financial statement items, but also describe the underlying business reasons for the factors cited. For example, disclose why marketing expenditures were higher in fiscal 2010 than 2009 and why legal costs decreased in fiscal 2010 compared to 2009.

Non-Operating Income and Expenses

15.   In future filings, including quarterly Form 10-Qs, please more fully describe the material factors contributing to significant changes in non-operating income and expenses. Specifically, we refer to your July 17, 2009 response to comment 9 to our May 12, 2009 comment letter where you indicated that for the nine months ended November 30, 2008, you incurred an induced conversion charge of $368,900 which was charged to interest expense. Please tell us why you did not include this discussion when describing material factors affecting non-operating income and expenses.

16.   We see in your consolidated statement of operations on page F-3 that your other income (expense) included a $39,562 gain on settlement of debt in fiscal 2009 compared to a $43,022 loss on settlement of debt in fiscal 2010 resulting in an $83,000 change. In future filings, including quarterly Form 10-Qs, please more fully describe all material factors contributing to significant changes in non-operating income and expenses.

Liquidity and Capital Resources

17.   Please tell us where you filed as exhibits your agreements regarding the advances from your board member mentioned in the first paragraph of this section. See Item 601 of Regulation S-K.

18.   The disclosure in the fourth sentence of this section about periodic advances in 2010 from a board member totaling $3.35 million appears to conflict with the disclosure in the Related Transactions section of this filing about advances in 2010 from a board member totaling $4.5 million. Please explain this discrepancy and tell us how you intend to address this in future filings.

19.   We see here and in Note 9 to your financial statements, you describe the May 2008 transaction with Emerald as follows: "…400,000 shares of common stock were issued for the acquisition of $400,000 worth of inventory..." The transaction

is also reflected on your consolidated statements of cash flows as $400,000 of stock issued for inventory purchase. However, in Item 1. Business and Item 7. Management's Discussion and Analysis, you describe the transaction as an acquisition of "…the transport refrigeration assets of Emerald, including all rights to drawings, designs, sketches, layouts integration know-how, parts, and vendor lists for the all electric refrigeration system based on commercial refrigeration design valued at approximately $385,000." Additionally, in your February 28, 2009 10-K, you indicated "No value was assigned to the intangible assets, and the inventory was valued based on its cost to Emerald." Please reconcile these disclosures and tell us which represents the facts and circumstances of the transaction. With a view toward transparency, include a draft disclosure of how you will disclose this transaction in future filings.

20. We note from page F-14 that accrued payroll and related expenses increased from $904,849 at February 28, 2009 to $1,716,279 at February 28, 2010. Please tell us why accrued payroll has increased substantially over the past year. Please also include a discussion in future filings of changes in balance sheet accounts that impact cash flows from operations.

Directors, Executive Officers and Corporate Governance

21. In future filings provide the disclosure required by Item 401(e) of Regulation S-K. For example, please describe the specific experience, qualifications, attributes, or skills that led the board to conclude that such person should serve as a director.

Consolidated Financial Statements

Consolidated Balance Sheets, F-2

22. We refer to your April 29, 2009 response to comment 6 to our February 23, 2009 comment letter where you represented that in future filings you would revise to disclose and appropriately label convertible debt on the face of the balance sheet. Specifically, we see in Note 5 that you have $547,500 of current convertible notes payable that are presently labeled as notes payable on the face of the balance sheet. In light of your April 2009 representation, please tell us why you did not provide the disclosures you assured us you would provide and how you intend to address our concerns.

23. To the extent you have additional significant related party transactions, please separately identify these on the face of the balance sheet, income statement, or statement of cash flows. Specifically, we refer to the $453,199 related party accrued interest described in Note 6. Refer to Rule 4-08(k) of Regulation S-X.

Consolidated Statements of Operations, page F-3

24.   We note that you currently present compensation expense associated with stock options as a separate line item on the face of the income statement. Consistent with the guidance in SAB Topic 14-F, please revise the statement in future filings, including Forms 10-Q, to present the stock-based compensation in the same line or lines as cash compensation paid to the same employees. As indicated in that guidance, you may present the amounts related to stock-based compensation in the footnotes to the financial statements or within MD&A.

Note 3 – Inventories, page F-12

25.   While we acknowledge your responses to our comment letters issued in 2009, we have continuing concerns regarding the level of inventory in relation to sales. Specifically, based on the change in long-term inventory from fiscal 2009 to fiscal 2010, it appears your February 28, 2010 long-term inventory balance may represent over five years of inventory. You indicated in your prior responses that you expected the inventory to be used within 3 years; however, this goal does not appear to be close to being met. Given that the majority of this inventory appears to have been acquired prior to 2001 and is currently 10 years old, please respond to the following:

- Please tell us why the inventory is not impaired and how you considered that a large portion of the inventory should not be written off as a current period expense.
- Please provide an update regarding your specific plan and expected timing and method of disposition of long-term inventory.
- Describe to us in more detail how you develop your estimate for inventory obsolescence.
- As your long-term inventory continues to age, tell us if the volume of unit sales is declining, remaining steady or increasing.
- Also, tell us the amount per unit you will need to accrue to update the product to be sold.
- Please discuss if you have reduced the selling price of the long-term inventory in the past and if you intend to in the future.

Note 8 – Commitments and Contingencies, page F-15

26.   We refer to your disclosure regarding the 25,500 square foot leased facility from May 2008. We see from Item 1 that you terminated these lease agreements in December 2009 and that you currently are only party to the facility in El Segundo, CA and McDonough, GA. In future filings, please update your disclosure to reflect your current lease commitments.

Note 9 – Stockholders' Equity, page F-15

Warrants, page F-17

27.   In the warrant activity table, we see the range of exercise prices for warrants
        granted during fiscal 2010 is $0.75 to $1.25. We see in the narrative below the
        table that certain warrants were granted during fiscal 2010 with an exercise price
        of $1.50. Please revise the table as appropriate in future filings.

28.   We refer to your July 17, 2009 response to comment 8 to our May 12, 2009
        comment letter. We requested future filings to fully describe the warrant re-
        pricing modification, quantify the charges recorded and discuss your accounting
        for the transaction. In light of your July 2009 representation, please tell us why
        you did not provide the disclosures related to the warrant re-pricing and how you
        intend to address our concerns.

Note 10 – Going Concern, page F-18

29.   We note your disclosure that you "developed a business model for fiscal 2011 that
        projects over $30 million of business." We also refer to your disclosure in
        paragraph 7 of Liquidity and Capital Resources in which you describe a business
        model projecting $22 million of business.

        • Please reconcile the amounts for your fiscal 2011 business plan and tell us
          which plan you are operating under.
        • Please describe in more detail how you anticipate growing revenue by seven
          to nine times the level of 2010 revenue. Specifically, indicate if you have
          signed contracts or purchase orders that support this level of revenue.
        • It is generally not appropriate to include sales or revenue projections without
          an appropriate measure of income. See Item 10(b)(2) of Regulation S-K. In
          future filings please ensure that you present your statements regarding revenue
          and income/loss with equal prominence.

        Please provide a draft revised disclosure in your response.

30.   In future filings please also include any planned spending such as the $200,000 of
        leasehold improvements discussed in Item 2. Properties. In your disclosure,
        please indicate the planned timing of the expenditure and whether it is
        discretionary. Also, please include a similar discussion in Liquidity and Capital
        Resources.

31.   Please clarify the last sentence at the bottom of page F-18 in which you indicate "…our business model for fiscal 2010 does not contemplate sales for any product currently available."

Note 13 – Segment Information, page F-20

32.   Please tell us how you considered providing disclosure of revenue by product, as required by FASB 280-10-50-40.

Exhibits

33.   Please file complete executed exhibits. For example, we note exhibits A, B and C are missing from exhibit 10.25 and exhibits A, B, C, D and F are missing from exhibit 10.26.

Exhibit 31.1 and 31.2

34.   Please remove the word "annual" in paragraph 2. Please note that the wording in the certifications should be exactly as prescribed in Item 601(b)(31)(i) of Regulation S-K. Please also apply to certifications included in future filings on Form 10-Q.

Form 10-Q for the quarterly period ended August 31, 2010

Part 1. Financial Information

Condensed Consolidated Financial Statements

Note 3. Inventories

35.   We see your long-term inventory has only changed by approximately $140,000 in the last six months. Please tell us how much inventory was used during the six months ended August 31, 2010 and the portion of the inventory that was "long-term." We see that cost of goods sold during the same period was $783,847. Please provide us with detail of the composition of cost of goods sold for the six months ended August 31, 2010. Given the history of usage of long-term inventory, please tell us why you continue to believe long-term inventory should not be further impaired.

36.   You state that you have recorded a reserve for obsolescence of $2,467,459 and $2,212,626 at August 31 and February 28, 2010, respectively.   However, the table shows reserve for potential product obsolescence of $1,986,245 and $2,140,194 as of those periods. Please reconcile.

Note 8. Capital

37.   We see that you have recorded $704,000 of "stock to be issued." It appears that you have collected the cash. In that regard, tell us why the stock has not been issued and the nature of the transaction that resulted in "stock to be issued." In future filings please include footnote disclosure of all stock transactions, including the above mentioned transaction.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

38.   We see that you have negative cash at August 31, 2010. We also note the going concern opinion in your fiscal 2010 Form 10-K. Your discussion included in your Form 10-Q should include substantial detail about liquidity and capital resources, similar to the level of detail provided in your Form 10-K. Please provide a revised draft disclosure that you plan to include in future Form 10-Qs. Please include an update regarding the progress made toward your fiscal 2011 business plan as well as an update on opportunities identified by your financial advisor, Cappello Capital Corp. Discuss your dependency on related parties to obtain financing and how you plan to raise additional funds to pursue your business plan. Please also discuss how much cash you will need in the next 12 months to continue operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at 202-551-3628 or Kristin Lochhead at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Mumford at 202-551-3637 with any other questions. You may also contact me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief